UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006.

Commission File Number: 001-31221

Total number of pages: 18

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Notice on Partial Amendments to the Articles of Incorporation

2.	Changes in executive positions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 12, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

Notice on Partial Amendments to the Articles of Incorporation

TOKYO, JAPAN, May 12, 2006 — NTT DoCoMo, Inc. announced today that its board of directors decided to call for a resolution of its shareholders at the 15th annual general meeting of its shareholders scheduled on June 20, 2006, regarding partial amendments to its Articles of Incorporation.

1. Reasons for Amending the Articles of Incorporation of the Company

(1)	To prepare for future expansion of the business domains of the Company, it is proposed that the Company amend its Articles of Incorporation to add a clause to the Company’s purposes in Article 2 to allow the Company to engage in any other commercial activities.

(2)	Because the Company retired 1,890,000 shares of its own common stock on March 31, 2006, based on a resolution by the Board of Directors pursuant to Article 212 of the Commercial Code, it is proposed to amend Article 5 accordingly.

(3)	It is proposed to make the following amendments due to the introduction of the Corporate Law of Japan (Law No. 86 of 2005) effective May 1, 2006:

(i) Newly create Article 4 (Governing Bodies) to establish governing bodies of the Company pursuant to Article 326, paragraph 2 of the Corporate Law of Japan.

(ii) Newly create Article 7 (Issuance of Stock Certificates) to provide for the issuance of stock certificates pursuant to Article 214 of the Corporate Law of Japan.

(iii) Newly create Article 14 (Internet Disclosure of Reference Documents and Deemed Provision) to allow the Company to deem that it has provided shareholders with the information with respect to certain matters contained in the reference document of a general meeting of shareholders, etc., by disclosing such information using the Internet pursuant to the Corporate Law Enforcement Regulations and Corporate Accounting Regulation.

(iv) Newly create Clause 5 under Article 20 relating to the omission of certain procedures required for the resolution of the Board of Directors, to enable the Board to pass a resolution flexibly in writing or by electronic means as necessary in cases where the requirements set forth in Article 370 of the Corporate Law are fulfilled.

(v) Newly create Articles 22 (Exemption from Liabilities of Directors) and 24 (Exemption from Liabilities of Corporate Auditors) pursuant to Article 426, paragraph 1 and Article 427, paragraph 1 of the Corporate Law of Japan, so that Directors and Corporate Auditors can satisfactorily fulfill their expected responsibilities. The Board of Corporate Auditors has given a prior unanimous consent for the creation of Article 22 (Exemption from Liabilities of Corporate Auditors).

(vi) In addition to the above, other necessary amendments, including, among others, changes in cited provisions, language and editorial expressions, have been made to align with the Corporate Law of Japan.

In accordance with the above, it is proposed that the following numbering changes be made to the Articles of Incorporation of the Company.

2. Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined)

Current Articles of Incorporation		Proposed Amendments
(Trade Name)		(Trade Name)
Article 1	The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DoCoMo, Inc.”	Article 1	The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be expressed in English as “NTT DoCoMo, Inc.”

(Purpose)		(Purpose)
Article 2	(Omitted)	Article 2	(Same as present)

1-16	(Omitted)	1-16	(Same as present)

	(To be newly created)	17	Any other commercial activities

17-19	(Omitted)	18-20	(Same as present)

Article 3	(Omitted)	Article 3	(Same as present)

(Newly created)		(Governing Bodies)
		Article 4	The Company shall have the following governing bodies in addition to the General Meeting of Shareholders and Directors;

		1	Board of Directors

		2	Corporate Auditors

		3	Board of Corporate Auditors

		4	Independent Auditors

(Method of Public Notice)		(Method of Public Notice)
Article 4	Public notices of the Company shall be given by electronic means. However, in the event that electronic public notices cannot be provided due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.	Article 5	Means of Public notices of the Company shall be electronic means. However, in the event that public notices cannot be provided by electronic means due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.

(Total Number of Shares to be Issued)		(Total Number of Shares Issuable)
Article 5	The total number of shares authorized to be issued by the Company shall be one hundred ninety million and twenty thousand (190,020,000) shares.	Article 6	The total number of shares issuable by the Company shall be one hundred eighty-eight million and one hundred thirty thousand (188,130,000) shares.

Current Articles of Incorporation		Proposed Amendments
(Newly created)		(Issuance of Stock Certificates)
		Article 7	The Company shall issue stock certificates for its shares.

(Repurchase of its Own Shares)		(Repurchase of its Own Shares)
Article 6	The Company may repurchase its own shares by a resolution of the Board of Directors in accordance with the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	Article 8	The Company may repurchase its own shares through market transactions, etc., by a resolution of the Board of Directors in accordance with the provisions of Article 165, paragraph 2 of the Corporate Law of Japan.

(Transfer Agent)		(Shareholders Registrar)
Article 7		Article 9
1. The Company shall have a transfer agent for its shares.		1. The Company shall have a shareholders registrar.

2. The transfer agent and its place of business shall be designated by resolution of the Board of Directors.		2. The shareholders registrar and the place of its handling office shall be designated by a resolution of the Board of Directors.

3.      The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter), the ledger of fractional shares and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, registration of lost share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

3.      Preparation, maintenance and other administrative services concerning the shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholders registrar, and the Company shall not directly provide those services.

(Share Handling Regulations)		(Share Handling Regulations)
Article 8	The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry or record in the ledger of fractional shares, registration of loss of share certificates, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefor.	Article 10	The Share Handling Regulations established by the Board of Directors shall govern the procedures of the handling, handling fees and the manner of exercise of shareholders’ rights relating to the Company’s shares and stock acquisition rights, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

Current Articles of Incorporation		Proposed Amendments
(Record Date)		(Record Date)
Article 9		(Deleted)

1.      The Company defines that those shareholders whose names have been entered or recorded in the last shareholders’ register as at the close of accounts of each year shall be the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for that accounting period.

2.      In addition to the preceding paragraph, the Company may, if necessary, define upon prior public notice given subject to resolution of the Board of Directors that those shareholders or pledgees or those holders of fractional shares whose names have been entered or recorded in the last shareholder’s register or in the last ledger of fractional shares as at a specific date shall be the shareholders or pledgees or the holders of fractional shares entitled to exercise their rights.

Article 10	(Omitted)	Article 11	(Same as present)

(Newly created)		(Record date of Ordinary General Meeting of Shareholders)
		Article 12	The record date of Ordinary General Meeting of Shareholders shall be March 31 of each year.

(Chairman)		(Chairman)
Article 11	(Omitted)	Article 13	(Same as present)

(Newly created)		(Internet Disclosure of Reference Documents and Deemed Provision)
Article 14

In convening a general meeting of shareholders, the Company may deem that it has provided the shareholders with the information on the matters which must be described or mentioned in the reference documents of a general meeting of shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet pursuant to the regulations set forth by the ministerial ordinance of the Ministry of Justice.

Current Articles of Incorporation		Proposed Amendments
(Method of Resolution)		(Method of Resolution)
Article 12		Article 15

1.      Resolutions of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

1.      Resolution of a general meeting of shareholders shall be adopted by a majority vote of those shareholders having exercisable voting right(s) and present thereat, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

2.      Resolutions pursuant to Article 343 of the Commercial Code of Japan shall be adopted at the shareholder meeting with a quorum of one-third of the voting rights of all shareholders, by the approval of two-thirds of the voting rights represented there at.

2.      Resolutions pursuant to Article 309, paragraph 2 of the Corporate Law of Japan shall be adopted at the shareholder meeting with a quorum of one-third of the voting rights of all shareholders having exercisable voting rights, by a vote of two-thirds or more of the voting rights represented there at.

(Exercise of Voting Rights by Proxy)		(Exercise of Voting Rights by Proxy)
Article 13		Article 16

1.      Shareholders or their statutory representatives may not delegate the exercise of their voting rights to any person other than a shareholder of the Company; provided, however, that governmental and local public entities or corporations who are shareholders of the Company may delegate the exercise of their voting rights to their respective officials, staff or employees.

1.      A Shareholder or its statutory representative may exercise their voting rights by authorizing a proxy who must be another shareholder of the Company having voting rights, provided however, that governmental and local public entities or corporations who are shareholders of the Company may delegate the exercise of their voting rights to one (1) person of their respective official, staff or employee.

2.      A shareholder or his/her statutory representative who intends to exercise his/her voting right by proxy shall be required to previously submit to the Company a power of attorney for each general meeting of shareholders.

2.      A shareholder or his/her statutory representative who intends to exercise his/her voting right by proxy shall be required to submit to the Company a document evidencing the power of attorney prior to each general meeting of shareholders.

(Minutes of General Meeting of Shareholders)		(Minutes of General Meeting of Shareholders)
Article 14	The substance and results of the proceedings of a general meeting of shareholders shall be stated or recorded in minutes, and the chairman at the meeting and the Directors present shall affix their respective names and seals or electronic signature to such minutes.	(Deleted)

Current Articles of Incorporation	Proposed Amendments
Article 15 (Omitted)	Article 17 (Same as present)

(Manner in Which Directors are Elected )	(Manner in Which Directors are Elected )
Article 16	Article 18

1.      Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders.

1.      Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders having exercisable voting rights.

2. (Omitted)	2. (Same as present)

(Term of Office of Directors )	(Term of Office of Directors )
Article 17	Article 19

1.      The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years after their assumption of office.

1. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders for the latest business year ending within two (2) years after their assumption of office.

2. (Omitted)	2. (Same as present)

(Board of Directors)	(Board of Directors)
Article 18	Article 20
1. (Omitted)	1. (Same as present)

2-3 (Omitted)	2-3 (Same as present)

4. (Omitted)	4. (Same as present)

5. Resolutions of a meeting of the Board of Directors shall be adopted by a majority vote of the Directors present who shall constitute in number a majority of Directors.	5. In cases where the requirements set forth in Article 370 of the Corporate Law are fulfilled, it shall be deemed that a resolution of the Board of Directors has passed.

6. (Omitted)	6. (Same as present)

(Representative Directors and Directors with Executive Power)	(Representative Directors and Directors with Executive Power)
Article 19	Article 21
1. The Company shall have one President who shall be elected from among its Directors by resolution of the Board of Directors.	1. The Company shall have one President who shall be selected from among its Directors by resolution of the Board of Directors.

2. (Omitted)	2. (Same as present)

3. The provision of paragraph 1 shall apply mutatis mutandis to the election of a Chairman and one or more Executive Vice Presidents and Managing Directors referred to in the preceding paragraph.	3. The provision of paragraph 1 shall apply mutatis mutandis to the selection of a Chairman and one or more Executive Vice Presidents and Managing Directors referred to in the preceding paragraph.

4. (Omitted)	4. (Same as present)

5. In addition to the President, one or more Directors empowered to represent the Company shall be elected by resolution of the Board of Directors.	5. In addition to the President, one or more Directors empowered to represent the Company shall be selected by resolution of the Board of Directors.

6-7 (Omitted)	6-7 (Same as present)

Current Articles of Incorporation		Proposed Amendments
(Newly created)		(Exemption from Liabilities of Directors)
Article 22

1.      The Company may, pursuant to Article 426, paragraph 1 of the Corporate Law, exempt Director(s) (including those who were Directors in the past) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws and regulations by a resolution of the Board of Directors.

2.      The Company may, pursuant to Article 427, paragraph 1 of the Corporate Law, enter into an agreement with external Director(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

(Advisors and Consultants)		Advisors and Consultants)
Article 20		Article 23

1. The Company may have one or more advisors and consultants by resolution of the Board of Directors.		1. The Company may have one or more advisors and consultants by a resolution of the Board of Directors.

2. (Omitted)		2. (Same as present)

Article 21(Omitted)		Article 24	(Same as present)

(Manner in Which Corporate Auditors are Elected)		(Manner in Which Corporate Auditors are Elected)
Article 22	Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders.	Article 25	Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders having exercisable voting rights.

Current Articles of Incorporation		Proposed Amendments
(Term of Office of Corporate Auditors)		(Term of Office of Corporate Auditors)
Article 23		Article 26

1.      The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

1.      The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders for the latest business year ending within four (4) years after their assumption of office.

2. (Omitted)		2. (Same as present)

Article 24		Article 27
1. (Omitted)		1. (Same as present)

2. Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors, unless otherwise provided for in laws and regulations.		(Deleted)

3. (Omitted)		2. (Same as present)

(Full-time Corporate Auditors)		( Full-time Corporate Auditors )
Article 25	Corporate Auditors shall appoint one or more full-time Corporate Auditors from among themselves.	Article 28	The Board of Corporate Auditors shall select one or more full-time Corporate Auditors by a resolution of the Board of Corporate Auditors.

(Newly created)		(Exemption from Liabilities of Corporate Auditors)

Article 29

1.      The Company may, pursuant to Article 426, paragraph 1 of the Corporate Law, exempt Corporate Auditor(s) (including those who were Corporate Auditors in the past) from damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty to the extent permitted by laws and regulations by a resolution of the Board of Directors.

2.      The Company may, pursuant to Article 427, paragraph 1 of the Corporate Law, enter into an agreement with external Corporate Auditor(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Corporate auditor’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

Current Articles of Incorporation		Proposed Amendments
(Business Year)		(Business Year)
Article 26	The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year, and its accounts shall be closed as of the last day of each business year.	Article 30	The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year.

(Dividends)		(Record Date for the Year-End Dividends)
Article 27	Dividends of the Company shall be paid to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered or recorded in the last shareholders’ register or in the last ledger of fractional shares as at the close of accounts of each business year.	Article 31	The record date for the distribution of year-end dividends by the Company shall be March 31 of each year.

(Interim Dividends)		(Interim Dividends)
Article 28	The Company may, subject to a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledges whose names have been entered or recorded in the last shareholders’ register dated as of September 30 of each year and the holders of fractional shares whose names have been entered or recorded in the last ledger of fractional shares as of September 30 of each year.	Article 32	The Company may, subject to a resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year.

(Prescription Period for Dividend)		(Prescription Period)
Article 29		Article 33

1.      If dividends and/or interim dividends are not claimed after lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

1. If cash dividends are not received within three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

2. (Omitted)		2. (Same as present)

Current Articles of Incorporation	Proposed Amendments
(Newly created)	(Supplementary Provisions)
Article 1
1. The Company shall have a transfer agent for its fractional shares.

2. The transfer agent and the place of its handling office shall be designated by a resolution of the Board of Directors.

3.      Preparation, maintenance and the administrative services concerning the register of fractional shares shall be entrusted to the transfer agent, and the Company shall not directly provide those services.

	Article 2	The procedures relating to the handling of the Company’s fractional shares as well as the fees therefor shall be governed by the laws and regulations and these Articles of Incorporation and the Share Handling Regulations to be established by the Board of Directors.

	Article 3	Articles 1 to 3 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares ceases to exist.

3. Time Schedule

Date of the general meeting of shareholders for approval of the partial amendments to the Articles of Incorporation: June 20, 2006

Effective Date of the partial amendments to the Articles of Incorporation: June 20, 2006

For Immediate Release

NTT DoCoMo Announces Executive Reorganization

TOKYO, JAPAN, May 12, 2006 — NTT DoCoMo, Inc. announced changes to its executive staff to be effective June 20, 2006.

Executives Positions and Organizational Responsibilities (recommended)

	New Position(s)	Current Position(s)
Name	New Organizational Responsibilities	Current Organizational Responsibilities

Masao Nakamura	• President and Chief Executive Officer	• President and Chief Executive Officer
	• Member of the Board of Directors	• Member of the Board of Directors

Masayuki Hirata	• Senior Executive Vice President	• Senior Executive Vice President

	• Managing Director of Global Business Division	• Managing Director of Global Business Division

	• Member of the Board of Directors	• Member of the Board of Directors

	• Public Relations Department	• Public Relations Department

	• Accounts and Finance Department	• Corporate Citizenship Department

	• Investor Relations Department	• General Affairs Department

	• Internal Audit Department	• Personnel Development Department

	• Affiliated Companies Department	• Investor Relations Department

• Internal Audit Department

• Customer Satisfaction Department

• Affiliated Companies Department

• Corporate Strategy & Planning Department

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Kunio Ishikawa	• Senior Executive Vice President • Managing Director of Network Division • Member of the Board of Directors	• Senior Executive Vice President • Managing Director of Network Division • Member of the Board of Directors
	• Information Systems Department • Procurement and Supply Department • Intellectual Property Department • Information Security Department	• Information Systems Department • Procurement and Supply Department • Intellectual Property Department • Information Security Department

Seijiro Adachi	• Senior Executive Vice President • Member of the Board of Directors	• Senior Executive Vice President • Member of the Board of Directors
	• Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)	• Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)

Takanori Utano	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors

Kiyoyuki Tsujimura	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors

Shuro Hoshizawa

•      Executive Vice President

•      Managing Director of Corporate Marketing Division

•      Managing Director of Corporate Marketing Promotion Department, Corporate Marketing Division

•      Member of the Board of Directors

•      Executive Vice President

•      Managing Director of Corporate Marketing Division

•      Managing Director of Corporate Marketing Promotion Department, Corporate Marketing Division

•      Member of the Board of Directors

Harunari Futatsugi	• Executive Vice President • Managing Director of Personnel Development Department • Member of the Board of Directors	• Senior Vice President • Managing Director of Personnel Development Department • Member of the Board of Directors

Kenji Ota	• Executive Vice President • Managing Director of General Affairs Department • Member of the Board of Directors	• Senior Vice President • Managing Director of General Affairs Department • Member of the Board of Directors

2

Noriaki Ito	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors

Bunya Kumagai	• Senior Vice President • Managing Director of Marketing Division • Member of the Board of Directors (Candidate)	• Executive Vice President, NTT DoCoMo Tokai, Inc.

Kazuto Tsubouchi	• Senior Vice President • Managing Director of Accounts and Finance Department • Chief Financial Officer • Member of the Board of Directors (Candidate)	• Senior Vice President, NTT DoCoMo Kansai, Inc.

Sakuo Sakamoto	• Member of the Board of Directors	• Member of the Board of Directors

Seiji Tanaka	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division • Managing Director of Corporate Marketing Department I, Corporate Marketing Division	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division • Managing Director of Corporate Marketing Department I, Corporate Marketing Division

Yojiro Inoue	• Senior Vice President • General Manager, Marunouchi Branch	• Senior Vice President • General Manager, Marunouchi Branch

Hiroaki Nishioka	• Senior Vice President • General Manager, Kanagawa Branch	• Senior Vice President • General Manager, Kanagawa Branch

Fumio Nakanishi	• Senior Vice President • Managing Director of DIG Promotion Office, General Affairs Department	• Senior Vice President • Managing Director of DIG Promotion Office, General Affairs Department

Masatoshi Suzuki	• Senior Vice President • Managing Director of Public Relations Department	• Senior Vice President • Managing Director of Public Relations Department

3

Fumio Iwasaki	• Senior Vice President • Managing Director of Network Planning Department, Network Division	• Senior Vice President • Managing Director of Network Planning Department, Network Division

Tsuyoshi Nishiyama	• Senior Vice President • Managing Director of Procurement and Supply Department	• Senior Vice President • Managing Director of Procurement and Supply Department

Mitsunobu Komori	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division

Takeshi Natsuno	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division

Masaki Yoshikawa	• Senior Vice President • Managing Director of Global Coordination Department, Global Business Division	• Managing Director of Global Coordination Department, Global Business Division

Tatsuji Habuka

•      Senior Vice President

•      Managing Director of Research and Development Planning Department, Research and Development Division

•      Managing Director of Global Network Development Department, Research and Development Division

• Managing Director of Research and Development Planning Department, Research and Development Division • Managing Director of Global Network Development Department, Research and Development Division

Akiko Ide	• Senior Vice President • Managing Director of Corporate Citizenship Department	• Managing Director of Corporate Citizenship Department

Yuji Araki	• Senior Vice President • EC (Electronic Commerce) promotion	• Director of Multimedia Services Department, Products & Services Division

Kiyoshi Tokuhiro	• Senior Vice President • Managing Director of Ubiquitous Services Department, Products & Services Division	• Managing Director of Ubiquitous Services Department, Products & Services Division

4

Seiji Nishikawa	• Senior Vice President • Managing Director of Information Systems Department	• Managing Director of Information Systems Department

Keisuke Nakasaki	• Corporate Auditor	• Corporate Auditor

Shinichi Nakatani	• Corporate Auditor	• Corporate Auditor

Shoichi Matsuhashi	• Corporate Auditor	• Corporate Auditor

Michiharu Sakurai	• Corporate Auditor	• Corporate Auditor

Katsuhiko Fujiwara	• Corporate Auditor (Candidate)	• President and Chief Executive Officer, TelWel West Nippon Corporation

For further information, please contact:

Masanori Goto

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

Website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 51 million subscribers, including an unmatched 24 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 46 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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